Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Delivery of Capesize M/V Hellasship and Time Charter Agreement with NYK Line

May 6, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it has taken delivery of the 181,325 dwt Capesize bulk carrier, built in 2012 by Imabari Shipbuilding Co. in Japan, which was renamed M/V Hellasship (the “Vessel”). The delivery of the M/V Hellasship is the first of the four Capesize acquisitions performed already in 2021.

The Vessel has been fixed on a time charter (“T/C”) with NYK Line, a leading Japanese shipping company and operator. The T/C is expected to commence immediately, upon finalization of the customary transition process and will have a term of minimum 11 to maximum 15 months from the delivery. The gross daily rate of the T/C is based at a premium over the Baltic Capesize Index (“BCI”).

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the well-timed delivery of our twelfth cape vessel, during the strongest Capesize market of the last decade with spot rates standing currently above $42,000 per day. This delivery is the first of the four acquisitions we agreed so far in 2021, before the impressive surge in freight day rates and asset values. Needless to say, that our timing has been once again optimal.

At the same time, we are glad to initiate a long-term commercial partnership with another leading charterer through M/V Hellasship’ s period employment. The relationships we have established with first class charterers in the Capesize space attest to the operational quality of our fleet and management platforms.

Currently, 92% percent of our fleet is employed under index-linked time charters allowing Seanergy’ s earnings to be highly correlated with the performance of the Capesize index. We believe that Seanergy, as a pure-play Capesize owner, is best positioned to fully benefit from the strong earnings environment and increasing asset values.”

Company Fleet upon Vessels’ delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Hellasship	Capesize	181,325	2012	Imabari	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	T/C Index Linked
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Tradership*	Capesize	176,925	2006	Japanese Shipyard	N/A
Flagship**	Capesize	176,387	2013	Japanese Shipyard	N/A
Patriotship*	Capesize	181,709	2010	Japanese Shipyard	N/A
Total / Average age		2,642,463	11.9

*delivery expected by mid-June
**delivering promptly

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of vessels which the Company has recently agreed to acquire, the Company's operating fleet will consist of 15 Capesize vessels with an average age of 11.9 years and aggregate cargo carrying capacity of approximately 2,642,463 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP,” its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ.”

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com